EXHIBIT 12.1
SYNOVUS FINANCIAL CORP.
RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30, 2012	Years Ended December 31,
(dollars in thousands)		2011	2010	2009	2008	2007
Ratio 1 – including interest on deposits
Earnings:
(Loss) income from continuing operations before income taxes	73,262	(59,532)	(849,170)	(1,605,908)	(660,806)	520,035
Fixed charges	86,265	226,987	342,674	506,873	787,227	1,095,972
Total	159,527	167,455	(506,496)	(1,099,035)	126,421	1,616,007
Fixed charges:
Interest on deposits	56,385	173,885	288,327	456,247	667,453	912,472
Interest on short-term borrowings	350	1,063	1,921	3,841	38,577	92,970
Interest on long-term debt	25,413	42,654	44,000	38,791	73,657	84,014
Portion of rents representative of the interest factor (1/3) of expense	4,117	9,385	8,426	7,994	7,540	6,516
Total fixed charges	86,265	226,987	342,674	506,873	787,227	1,095,972
Ratio of earnings to fixed charges	1.85x	0.74x	(1.48x)	(2.17x)	0.16x	1.47x
Ratio 1 – Excluding interest on deposits
Earnings:
(Loss) income from continuing operations before income taxes	73,262	(59,532)	(849,170)	(1,605,908)	(660,806)	520,035
Fixed charges	29,880	53,102	54,347	50,626	119,774	183,500
Total	103,142	(6,430)	(794,823)	(1,555,282)	(541,032)	703,535
Fixed charges:
Interest on short-term borrowings	350	1,063	1,921	3,841	38,577	92,970
Interest on long-term debt	25,413	42,654	44,000	38,791	73,657	84,014
Portion of rents representative of the interest factor (1/3) of expense	4,117	9,385	8,426	7,994	7,540	6,516
Total fixed charges	29,880	53,102	54,347	50,626	119,774	183,500
Ratio of earnings to fixed charges	3.45x	(0.12x)	(14.62x)	(30.72x)	(4.52x)	3.83x